

AM

SECU[...]SION

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

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SEC FILE NUMBER
8- 37769



SEC MAIL PROCESSING
RECEIVED
JUL 12 2005
WASH., D.C.
198
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fairfield Research Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 Locust Avenue
(No. and Street)

New Canaan (City) CT (State) 06840 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Krause 203-972-0404 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ACT FINANCIAL SERVICES GROUP LLC
(Name – *if individual, state last, first, middle name*)

54 DANBURY RD. BOX 307 (Address) RidgeField (City) CT (State) 06877 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 20 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Krause, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fairfield Research Securities Corporation, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

BEVERLY A. LIDSTROM
NOTARY PUBLIC
My Commission Expires
Sept. 30, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FAIRFIELD RESEARCH SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
FAIRFIELD RESEARCH CORPORATION)

Financial Statements and Supplemental Information

For the Year Ended December 31, 2004

ACT FINANCIAL SERVICES GROUP LLC

TABLE OF CONTENTS


ACT FINANCIAL SERVICES GROUP LLC WWW.ACTCPA.COM
ACCOUNTING. CONSULTING & TAX
ALAN C. TACKMAN CPA
CRISTINA L. ANDREANA CPA

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Fairfield Research Securities Corporation
New Canaan, Connecticut

We have audited the accompanying balance sheet of Fairfield Research Securities Corporation (a wholly-owned subsidiary of Fairfield Research Corporation) as of December 31, 2004, and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fairfield Research Securities Corporation as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and is in conformity with the rules of the Securities and Exchange Commission.

ACT Financial Services Group LLC

ACT Financial Services Group LLC

June 29, 2005

Redding Office: 203-938-5010 E-MAIL: alan@actcpa.com
Stamford Office: 203-327-5010 E-MAIL: cristina@actcpa.com
Firmwide Fax: 203-548-8207

Mailing Address
54 Danbury Road #307
Ridgefield, CT 06877

FAIRFIELD RESEARCH SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF FAIRFIELD RESEARCH CORPORATION)

Balance Sheet

December 31, 2004

ASSETS

CURRENT ASSETS	
Cash	$ 15,128
Loan Receivable – Parent	32,628
TOTAL CURRENT ASSETS	47,756
TOTAL ASSETS	$ 47,756

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
State income tax payable	$ 300
TOTAL CURRENT LIABILITIES	300
TOTAL LIABILITIES	300
STOCKHOLDER'S EQUITY	
Common Stock – 500 shares authorized, issued and outstanding; $1 par value	500
Paid-in surplus	46,830
Retained earnings	126
TOTAL STOCKHOLDER'S EQUITY	47,456
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 47,756

The accompanying notes are an integral part of these statements.

FAIRFIELD RESEARCH SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF FAIRFIELD RESEARCH CORPORATION)

Statement of Income

For the Year Ended December 31, 2004

REVENUES	
Interest income	$3,865
TOTAL REVENUES	3,865
EXPENSES	
Professional fees	1,200
Rent	1,817
Licenses and fees	790
Bank fees	90
TOTAL EXPENSES	3,897
INCOME (LOSS) BEFORE TAXES	(32)
PROVISION FOR INCOME TAXES	
Federal income taxes	-
State income taxes	350
NET INCOME (LOSS)	$ (382)

The accompanying notes are an integral part of these statements.

FAIRFIELD RESEARCH SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF FAIRFIELD RESEARCH CORPORATION)

Statement of Stockholder's Equity

For the Year Ended December 31, 2004

	Common Stock	Paid-In Capital	Retained Earnings	Total Stockholder's Equity
BALANCE – DECEMBER 31, 2003	$500	$42,723	$ 508	$43,731
Net Income (Loss)			(382)	(382)
Additional Paid in Capital	___	4,107	___	4,107
BALANCE – DECEMBER 31, 2004	$500	$46,830	$ 126	$47,456

The accompanying notes are an integral part of these statements.

FAIRFIELD RESEARCH SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF FAIRFIELD RESEARCH CORPORATION)

Statement of Cash Flows

For the Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (Loss)	$ (382)
Adjustments to reconcile net income to net cash used by operating activities - Income in related party receivable	(1,577)
Total adjustments	(1,577)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(1,959)
Cash flows from financing activities	
Additional Paid in Capital	4,107
NET CASH PROVIDED BY FINANCING ACTIVITIES	4,107
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,148
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	12,980
CASH AND CASH EQUIVALENTS – END OF YEAR	$15,128

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:	
Income Taxes	$ 350

The accompanying notes are an integral part of these statements.

Notes to Financial Statements

For the Year Ended December 31, 2004

Note A - Summary of Significant Accounting Policies

Organization / Operations

The Corporation was organized in the State of Connecticut on March 13, 1989, for the purpose of being a registered non-clearing government securities broker-dealer. The Corporation acts as an introducing broker between large financial institutions and earns a commission on the trading activity. The Corporation is a wholly owned subsidiary of Fairfield Research Corporation. As of March 31, 2000, the company suspended operations due to market conditions. In August, 2002, the company withdrew from the NFA. In October 2004, the Company decided to resume operations in 2005.

Method of Accounting

Income and expenses are recorded on the accrual method of accounting in accordance with generally accepted accounting principles. Tax returns are filed on a cash basis. Deferred income taxes from timing differences are not material.

Cash Equivalents

For purposes of the statement of cash flows, the Corporation considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Note B - Related Party Transactions

Certain expenses of the Corporation are shared with and paid directly by the Parent, including salaries, rent and professional fees. Those expenses are allocated to the corporation in accordance with an administrative services agreement entered into with the Parent in October 2004.
The Corporation has a demand loan of $31,000 to the parent, with interest payable quarterly. Interest received for the year was $1,627.

Note C - Net Capital Requirements

The Corporation is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule (Rule 15c3-1) that requires the maintenance of a specified minimum net capital of $5,000, and requires specific ratios of aggregate indebtedness to net capital. The Corporation was in compliance with these requirements at December 31, 2004.

Note D - Exemption from Rule 15c3-3

The Corporation is exempt from the reporting requirements of Rule 15c3-3 of the SEC as it does not hold funds or securities of customers.

SUPPLEMENTAL INFORMATION

FAIRFIELD RESEARCH SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF FAIRFIELD RESEARCH CORPORATION)

Computation of Net Capital

December 31, 2004

NET CAPITAL	
Stockholder's equity	$ 47,456
Less non allowable assets	(32,628)
Aggregate indebtedness	(300)
Net Capital	14,528
Less minimum net capital required	(5,000)
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 9,528

There are no material differences between the Net Capital reported above and the unaudited Net Capital as per the Focus Reports previously filed by the Company.



ACT FINANCIAL SERVICES GROUP LLC WWW.ACTCPA.COM

ACCOUNTING. CONSULTING & TAX

ALAN C. TACKMAN CPA
CRISTINA L. ANDREANA CPA

Board of Directors and Stockholder
Fairfield Research Securities Corporation
New Canaan, Connecticut

In planning and performing our audit of the financial statements and supplemental schedule of Fairfield Research Securities Corporation for the year ended December 31, 2004, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Fairfield Research Securities Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Corporation in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Corporation does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to access the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures that can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weaknesses is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

Redding Office: 203-938-5010 E-MAIL: alan@actcpa.com
Stamford Office: 203-327-5010 E-MAIL: cristina@actcpa.com
Firmwide Fax: 203-548-9207

Mailing Address
54 Danbury Road #307
Ridgefield, CT 06877

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

ACT Financial Services Group LLC

ACT Financial Services Group LLC

June 29, 2005